SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*


                         Symbollon Pharmaceuticals, Inc.
                                (Name of Issuer)


                    Common Stock, $0.001 par value per share
                         (Title of Class of Securities)


                                   87151H 10 6
                                 (CUSIP Number)


                          Paul C. Desjourdy, President
                         Symbollon Pharmaceuticals, Inc.
                                 37 Loring Drive
                               Framingham, MA 01702
                                 (508) 620-7676
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                October 19, 2001
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

The reporting person previously filed a Schedule 13G on February 11, 1994 pursuant to Rule 13d-1(d) with respect to the securities of the issuer.

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CUSIP NO.  87151H 10 6         SCHEDULE 13D                    PAGE 2 OF 7 PAGES
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     1)   Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only).

                             Jack H. Kessler
________________________________________________________________________________

     2)   Check the Appropriate Box if a Member of a Group (See Instructions)
          (a) [ ]
          (b) [ ]
________________________________________________________________________________

     3)   SEC Use Only
________________________________________________________________________________

     4)   Source of Funds (See Instructions)    PF, SC
________________________________________________________________________________

     5) Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
________________________________________________________________________________

     6)   Citizenship or Place of Organization    United States of America
________________________________________________________________________________

Number of      (7)  Sole Voting Power         621,514
Shares         _________________________________________________________________
Beneficially
Owned by       (8)  Shared Voting Power         -0-
Each           _________________________________________________________________
Reporting
Person         (9)  Sole Dispositive Power    621,514
With           _________________________________________________________________

               (10) Shared Dispositive Power    -0-
________________________________________________________________________________

     11)  Aggregate Amount Beneficially Owned by Each Reporting Person

                                 621,514 shares
________________________________________________________________________________

     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
________________________________________________________________________________

     13)  Percent of Class Represented by Amount in Row (11)    14.3%
________________________________________________________________________________

     14)  Type of Reporting Person (See Instructions)    IN


________________________________________________________________________________

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CUSIP NO.  87151H 10 6         SCHEDULE 13D                    PAGE 3 OF 7 PAGES
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ITEM 1. SECURITY AND ISSUER

     The title of the class of equity securities to which this statement relates is Class A common stock, $0.001 par value per share, of Symbollon Pharmaceuticals, Inc. The name and address of the principal executive offices of the issuer are:

         Symbollon Pharmaceuticals, Inc.
         37 Loring Drive
         Framingham, MA 01702

ITEM 2. IDENTITY AND BACKGROUND

       (a)      Jack H. Kessler

       (b)      Symbollon Pharmaceuticals, Inc.
                37 Loring Drive
                Framingham, MA 01702

       (c) Chief executive officer, chief scientific officer and chairman of the board of Symbollon Pharmaceuticals, Inc., a development-stage drug development company (business address listed in Item 2(b) above).

       (d) During the last five years, the reporting person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

       (e) During the last five years, the reporting person was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, where as a result of such proceeding, he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

       (f)      Citizenship: United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The reporting person beneficially owned more than 5% of the issuer's common stock prior to the issuer's completion of its initial public offering on December 7, 1993, and accordingly filed a Schedule 13G on February 11, 1994. As a result of the vesting of certain stock options, as of October 19, 2001 the reporting person acquired more than 2% of the outstanding shares within a twelve month period, and became obligated to file on Schedule 13D.

     The reporting person currently owns 435,414 outstanding shares of the issuer's Class A common stock of which: 179,689 shares where obtained as founders' shares at the inception of the issuer, 44,444 shares were purchased from the issuer in satisfaction of $50,000 debt owed the reporting person and 211,281 shares were obtained upon exercise of previously granted stock options, paid for with $385,645 borrowed from the issuer. The reporting person is also


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CUSIP NO.  87151H 10 6         SCHEDULE 13D                    PAGE 4 OF 7 PAGES
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the beneficial  owner of 1,100 shares owned by his minor child which shares were originally obtained by the reporting person as founders' shares at the inception of the issuer, and subsequently gifted to the reporting person's minor child.

     The issuer has previously granted to the reporting person, as incentive compensation under various stock option plans and agreements, currently exercisable stock options to purchase an aggregate of 185,000 shares of the issuer's Class A common stock at exercise prices ranging from $1.69 to $7.25 per share. Options to purchase an additional 160,000 shares of Class A common stock at exercise prices ranging from $1.94 to $9.06 per share vest from December 14, 2002 through December 19, 2003.

ITEM 4. PURPOSE OF TRANSACTION

     The reporting  person  acquired the  outstanding  common stock described in
Item 3 above as a personal investment, and the stock options described in Item 3 above as part of his compensation as an employee and executive officer of the issuer. The reporting person has no plans or proposals which relate to or would result in:

       (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

       (b)      An extraordinary  corporate  transaction,   such  as  a  merger,
                reorganization or liquidation involving the issuer or any of its subsidiaries;

       (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

       (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

       (e) Any material change in the present capitalization or dividend policy of the issuer;

       (f) Any other material change in the issuer's business or corporate structure;

       (g)      Changes in  the  issuer's   charter,   bylaws,   or  instruments
                corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

       (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

       (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

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CUSIP NO.  87151H 10 6         SCHEDULE 13D                    PAGE 5 OF 7 PAGES
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       (j)      Any action similar to any of those enumerated above.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

       (a) The reporting person beneficially owns 621,514 shares of the common stock of the issuer, including 435,414 outstanding shares owned directly, 1,100 outstanding shares owned by his minor child and options exercisable currently or within 60 days to purchase 185,000 shares.

                These 621,514 shares represent approximately 14.3% of the issuer's outstanding common stock.

       (b) The reporting person has sole power to vote, direct the vote of, dispose of, and direct the disposition of 621,514 shares of common stock. He does not have shared power with respect to any shares.

       (c) In addition to the option vesting reported in Item 3 above, the issuer has previously granted the following Class A common stock options to the reporting person which vested during the past sixty days were: 60,000 shares exercisable at $7.25 per share vesting on December 14, 2001 and 15,000 shares exercisable at $1.86 per share vesting on December 1, 2001. The reporting person has had no other transactions in the issuer's securities during the past sixty days.

       (d) No other person has rights with respect to the securities which the reporting person beneficially owns.

       (e)      Not Applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     In January 2001, the reporting person exercised options to purchase 211,281 shares of Class A common stock pursuant to the issuer's executive loan program by executing a promissory note for $385,645. The promissory note is secured by the 211,281 shares.

     The reporting person has options to purchase, currently or within 60 days, 185,000 shares of the issuer's common stock at exercise prices from $1.69 to $7.25 per share, and options for an additional 160,000 shares at exercise prices ranging from $1.94 to $9.06 per share which vest from December 14, 2002 through December 19, 2003, granted under various stock option plans of and agreements with the issuer. The plans and agreements provide the terms for the grant, exercise, termination, expiration and adjustment of the options. These options are not transferable during the life of the reporting person. The option terms do not include any restrictions or requirements relating to voting of any of the issuer's securities, finder's fees, joint ventures, loans, puts or calls, guarantees of profits, division of profit or loss, or the giving or withholding of proxies.

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CUSIP NO.  87151H 10 6         SCHEDULE 13D                    PAGE 6 OF 7 PAGES
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     Except   as  stated   above,   there   are  no   contracts,   arrangements,
understandings or relationships (legal or otherwise) between the reporting person and any other person or persons with respect to any other securities of the issuer. None of the shares of common stock of the issuer which the reporting person beneficially owns are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities, other than in connection with standard default and similar provisions in loan agreements.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     The following documents are filed as exhibits:

     1. Form of Stock Option Agreement entered into between the issuer and Jack H. Kessler.

     2. Promissory Note, dated January 11, 2001, between the issuer and Jack H. Kessler, together with the Pledge Agreement and
              Letter Agreement related thereto.



                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 7, 2002
                                                   /s/ Jack H. Kessler
                                                   ----------------------------
                                                   Jack H. Kessler



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CUSIP NO.  87151H 10 6         SCHEDULE 13D                    PAGE 7 OF 7 PAGES
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                                Index to Exhibits


99.1 Form of Stock Option Agreement entered into between the issuer and Jack H. Kessler.

99.2 Promissory Note, dated January 11, 2001, between the issuer and Jack H. Kessler, together with the Pledge Agreement and Letter Agreement related thereto.